New issue announcement
Perth, Australia: Orbital Engine Corporation Limited today announced that it issued a total of 495,604 fully paid ordinary shares on November 20, 2003 pursuant to the terms of its Employee Share Plan.

The shares were issued for nil consideration at a value of A$0.1856 per share.

Orbital now has 410,017,878 fully paid ordinary shares on issue.

ends

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Keith Halliwell
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668